Filed Pursuant to Rule 433

Registration Number 333-168333

INTERNATIONAL BUSINESS MACHINES CORPORATION

Pricing Term Sheet

February 3, 2012

Issuer:	International Business Machines Corporation (the “Company”)

Expected Issuer Ratings*:	Moody’s: Aa3 (Stable) S&P: A+ (Stable) Fitch: A+ (Stable)

Issue Type:

Canadian Dollar Fixed Rate Notes (the “Notes”). The Notes will be issued under an Indenture (the “Senior Indenture”) dated as of October 1, 1993, between the Company and The Bank of New York Mellon, as Trustee, as supplemented by the First Supplemental Indenture dated as of December 15, 1995.

Ranking:	Senior unsecured obligations of the Company ranking equally with all other unsecured and unsubordinated debt.

Principal Amount:	C$500 million

Trade Date:	February 3, 2012

Settlement Date**:	February 10, 2012 (T+5)

Maturity Date:	February 10, 2017

Price:	$99.943, per $100 principal amount

Coupon:	2.20% per annum

Spread:	+ 80.0 bps vs. Government of Canada Curve (2.75% September 1, 2016 / 4.00% June 1, 2017)
+ 85.5 bps vs. 2.75% September 1, 2016 (priced at C$106.14 to yield 1.357%)

Yield:	2.212%

Coupon Payment Dates:

Payable semi-annually in arrears in equal installments on February 10th and August 10th, commencing August 10th, 2012. If a coupon payment date is not a business day in Toronto and New York then the payment will be made on the next business day. (Following Business Day Convention).

Day Count Convention:

Actual /Actual (Canadian Compound Method), which means when calculating interest for a full semi-annual fixed rate interest period, the day count convention is 30/360 and when calculating for period that is shorter than a full semi-annual fixed rate interest period, the day count convention is Actual/365 (Fixed).

Business Day:	Toronto and New York

Form and Denomination:	Registered Global Note. Issued in denominations of C$150,000 and multiples of C$1,000 in excess thereof

Optional Redemption:

The Company may, at its option, redeem the Notes, in whole or in part, at any time, upon not less than 30 days’ and not more than 60 days’ notice to the holders of the Notes to be redeemed, at a redemption price which is equal to the greater of (i) the Canada Yield Price and (ii) par, together, in each case, with accrued and unpaid interest, if any, to the date fixed for redemption.

Canada Yield Price:

Price equal to the price which, if the Notes being redeemed were to be issued at such price on the date of redemption, would provide a yield thereon from the date of redemption to their maturity date equal to the Government of Canada Yield plus 20 bps, calculated on the third business day preceding the date of redemption of the Notes.

Redemption upon Tax Event:

The Notes may be redeemed at the Company’s option in whole, but not in part, on not more than 60 days’ and not less than 30 days’ notice, at a redemption price equal to 100% of their principal amount plus any accrued interest and any additional amounts then payable with respect to those Notes.

Clearing System:	CDS

Paying Agent:	BNY Trust Company of Canada

Joint Bookrunners:	BofA Merrill Lynch and RBC Capital Markets

CUSIP/ISIN:	459200GY1 / CA459200GY10

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: We expect that delivery of the Notes will be made against payment therefor on or about February 10, 2012, which is five business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the U.S. secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes in the U.S. secondary market on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on the date of pricing or the next succeeding business day should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Merrill Lynch toll free at (800) 294-1322 or RBC Capital Markets collect at (416) 842-6311.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by International Business Machines Corporation on February 3, 2012 relating to its Prospectus dated July 27, 2010.